UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-11)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

AMKOR TECHNOLOGY, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

6.00% Convertible Senior Subordinated Notes due 2014

(Title of Class of Securities)

031652AZ3

(CUSIP Number of Class of Securities)

Gil C. Tily

Executive Vice President, Chief Administrative Officer,

General Counsel and Corporate Secretary

Amkor Technology, Inc.

1900 South Price Road

Chandler, AZ 85286

(480) 821-5000

(Name, address and telephone number of person authorized to receive notices and communication on behalf of Filing Persons)

Copy to:

William G. Lawlor, Esquire

Eric S. Siegel, Esquire

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

(215) 994-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$377,128,494	$51,440.33
*	Estimated solely for purpose of calculating the Filing Fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended. The valuation is calculated based on the product of multiplying (i) (x) 4.5625, the average high and low price of Amkor Technology common stock as reported on the NASDAQ Global Select Market on May 14, 2013, by (y) 330.6332, the number of shares of Amkor Technology common stock payable per $1,000 principal amount of the 6.00% Convertible Senior Subordinated Notes, by (ii) the quotient of (a) $250,000,000, the aggregate principal amount at maturity of the 6.00% Convertible Senior Subordinated Notes due 2014 that are sought for exchange divided by (b) $1,000.
**	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $136.40 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by Amkor Technology, Inc., a Delaware corporation (“Amkor” or the “Company”), pursuant to Rule 13e-4 of the Securities Exchange Act of 1934, as amended, in connection with the offer (the “Exchange Offer”) by Amkor to exchange for each outstanding $1,000 principal amount of the Company’s 6.00% Convertible Senior Subordinated Notes due 2014 (the “Notes”): (i) 330.6332 shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”); (ii) $49.33 in cash; and (iii) accrued and unpaid interest from the most recent interest payment date for the Notes to, but excluding, the settlement date (which will take place promptly following the Exchange Date) (as defined below), which is expected to be approximately $10.67, payable in cash. Amkor is seeking to exchange any and all outstanding Notes in the Exchange Offer.

The Exchange Offer shall commence on May 15, 2013 and shall expire at 5:00 p.m., New York City time, on June 14, 2013 (the “Exchange Date”), unless extended or earlier terminated by the Company.

The Exchange Offer is made upon the terms and subject to the conditions described in the Offer to Exchange dated May 15, 2013 (the “Offering Circular”) and the accompanying Letter of Transmittal. The Offering Circular and the accompanying Letter of Transmittal are filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, hereto.

This Schedule TO is being filed in satisfaction of the reporting requirements of Rules 13e-4(b)(1) and (c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

Information set forth in the Offering Circular is incorporated by reference in response to Items  1 through 13 of this Schedule TO, except those items as to which information is specifically provided herein.

Item 1. Summary Term Sheet.

The information set forth in the Offering Circular in the sections entitled “Questions and Answers about the Exchange Offer” and “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the issuer is Amkor Technology, Inc., a Delaware corporation, and the address of its principal executive office is 1900 South Price Road, Chandler, Arizona 85286. The telephone number of its principal executive office is (480) 821-5000.

(b) The subject class of securities is the Company’s $250.0 million aggregate principal amount of 6.00% Convertible Senior Subordinated Notes due 2014.

(c) The Notes are not listed on any national securities exchange. To the knowledge of the Company, there is no established trading market for the Notes except for limited or sporadic quotations.

Item 3. Identity and Background of Filing Person.

(a) The principal executive offices of the filing person and subject company, Amkor Technology, Inc., are located at 1900 South Price Road, Chandler, Arizona 85286, and the telephone number at that address is (480) 821-5000.

The following persons are the directors and executive officers of Amkor.

Name	Position
Roger A. Carolin	Director
Winston J. Churchill	Director
Stephen D. Kelley	President and Chief Executive Officer and Director
James J. Kim	Executive Chairman and Director
John T. Kim	Director
JooHo Kim	President, Amkor Technology Korea and Executive Vice President, Worldwide Manufacturing Operations
Michael J. Lamble	Executive Vice President, Global Sales and Marketing
Robert R. Morse	Director
John F. Osborne	Director
Joanne Solomon	Executive Vice President and Chief Financial Officer
Gil C. Tily	Executive Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary
James W. Zug	Director

The address and telephone number of each director and executive officer is: c/o Amkor Technology, Inc., 1900 South Price Road, Chandler, Arizona 85286, and such person’s telephone number is (480) 821-5000.

Item 4. Terms of the Transaction.

(a) The information set forth in the Offering Circular in the sections entitled “Summary,” “Questions and Answers About the Exchange Offer,” “Terms of the Exchange Offer,” “Description of Amkor Capital Stock,” “Comparison of Rights of Holders of Notes and Holders of Amkor Common Stock” and “Certain U.S. Federal Income Tax Considerations” is incorporated herein by reference.

(b) To Amkor’s knowledge based on reasonable inquiry, none of the Notes are owned by any officer, director or affiliate of Amkor, except that an affiliate of James J. Kim, Executive Chairman of our Board of Directors and our largest stockholder, holds $150.0 million principal amount of the Notes.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) In connection with the issuance of the Notes, Amkor entered into a Voting Agreement, dated as of March 26, 2009 (the “2009 Voting Agreement”), with James J. Kim and 915 Investments, LP, an affiliate of James J. Kim (collectively, the “Kim Holders”), with respect to the $150.0 million aggregate principal amount of the Notes that 915 Investments, LP purchased from Deutsche Bank Securities Inc. and Citigroup Global Markets Inc. (such Notes, the “Kim Family Notes”). The approximately 13.4 million shares (the “2013 Convert Shares”) issued upon conversion of $100.0 million of our 6.25% Convertible Subordinated Notes due 2013 are also subject to a separate voting agreement (together with the 2009 Voting Agreement, the “Voting Agreements”). The Voting Agreements require the Kim family to vote all of the 2013 Convert Shares and all of the shares of Common Stock issued upon conversion of the Kim Family Notes in a “neutral manner” on all matters submitted to Amkor stockholders for a vote, such that the shares subject to the Voting Agreements are required to be voted in the same proportion to all of the other outstanding securities (excluding securities beneficially owned, directly or indirectly, by the Kim family) that are actually voted on a proposal submitted to Amkor’s stockholders for approval. The Kim family is not required to vote in a “neutral manner” any Kim Family Note shares or 2013 Convert Shares that, when aggregated with all other voting shares held by the Kim family, represent 41.6% or less of the total then outstanding shares of Common Stock. In addition, Amkor and the Kim Holders entered into a letter agreement, dated March 26, 2009 (the “Letter Agreement”), pursuant to which Amkor agreed to register the resale of the Kim Family Notes (and any shares of Common Stock issued on the conversion thereof) on a shelf registration statement pursuant to Rule 415 under the Securities Act of 1933, as amended, upon request of the Kim Holders at any time after April 1, 2010. Amkor will bear the expenses related to such registration, including the reasonable legal fees and expenses of James J. Kim.

The Kim Holders have indicated that they intend to participate in the Exchange Offer.

Amkor also maintains certain plans and agreements with respect to its Common Stock and its outstanding debt securities. These plans and agreements are included as Exhibits to this Schedule TO. For a description of these plans and agreements, see Amkor’s Annual Report on Form 10-K for the year ended December 31, 2012 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, incorporated herein by reference.

The information set forth in the Offering Circular in the sections entitled “Terms of the Exchange Offer,” “Information Agent,” “Exchange Agent” and “Interests of Directors and Officers,” and in the related Letter of Transmittal, is incorporated herein by reference in response to this item.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the Offering Circular in the sections entitled “Summary—Purpose of the Exchange Offer,” “Questions and Answers about the Exchange Offer—Why is Amkor making the Exchange Offer?” and “Terms of The Exchange Offer—Purpose and Background of the Exchange Offer” is incorporated herein by reference.

(b) The Notes acquired pursuant to the Exchange Offer will be retired and cancelled by the Company.

(c) The information set forth in the Offering Circular in the sections entitled “Summary—Purpose of the Exchange Offer,” “Capitalization of Amkor” and “Interests of Directors and Officers” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) The information set forth in the Offering Circular in the sections entitled “Summary—Sources of Payment of the Exchange Offer Consideration,” “Questions and Answers About the Exchange Offer—How will Amkor fund the cash portion of the Exchange Offer Consideration?,” “Terms of The Exchange Offer—Source and Amount of Funds,” “Information Agent” and “Exchange Agent” is incorporated herein by reference.

(b) Not applicable.

(d) The information set forth in the Offering Circular in the sections entitled “Summary—Sources of Payment of the Exchange Offer Consideration,” “Questions and Answers About the Exchange Offer—How will Amkor fund the cash portion of the Exchange Offer Consideration?” and “Terms of The Exchange Offer—Source and Amount of Funds” is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a) The information set forth in Item 5(e) of this Schedule TO and in the Offering Circular in the section entitled “Interests of Directors and Officers” is incorporated herein by reference.

(b) The information set forth in the Offering Circular in the section entitled “Interests of Directors and Officers” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the Offering Circular in the sections entitled “Information Agent” and “Exchange Agent” is incorporated herein by reference. None of the Company, the information agent or the exchange agent is making any recommendation as to whether holders of Notes should tender such Notes for exchange in the Exchange Offer.

Item 10. Financial Statements.

(a) The information set forth in the Offering Circular in the sections entitled “Available Information” and “Selected Historical Consolidated Financial Data” is incorporated herein by reference. The information, including the financial statements, set forth under Item 8, Financial Statements and Supplementary Data in Amkor’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, the information set forth in Exhibit 12.1 to Amkor’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, and Amkor’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 is incorporated herein by reference and can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b) The information set forth in the Offering Circular in the section entitled “Capitalization of Amkor” is incorporated herein by reference.

Item 11. Additional Information.

(a) The information set forth in the Offering Circular in the sections entitled “Terms of the Exchange Offer—Conditions of the Exchange Offer” and “Interests of Directors and Officers” is incorporated herein by reference.

(c) Not applicable.

Item 12. Exhibits.

The following are attached as exhibits to this Schedule TO:

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase dated May 15, 2013.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Letter to DTC Participants.

(a)(1)(iv)	Form of Letter to Clients for use by brokers, dealers, commercial banks, trust companies and other nominees.

(a)(5)	Press Release, dated May 15, 2013 (filed as an exhibit to the Company’s Current Report on Form 8-K on May 15, 2013 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934).

(b)	Second Amended and Restated Loan and Security Agreement, dated as of June 28, 2012, among Amkor Technology, Inc., its subsidiaries from time to time party thereto, the lending institutions from time to time party thereto and Bank of America, N.A., as administrative agent (incorporated by reference to the Company’s Current Report on Form 8-K filed on July 2, 2012).

(d)(i)	Voting Agreement, by and among Amkor Technology, Inc. and the Investors named therein, dated November 18, 2005 (incorporated by reference to the Company’s Annual Report on Form 10-K filed on March 16, 2006 (File No. 000-29472)).

Exhibit No.	Description

(d)(ii)	Letter Agreement, dated March 26, 2009, between Amkor Technology, Inc., James J. Kim and 915 Investments, LP (incorporated by reference to the Company’s Current Report on Form 8-K filed on April 1, 2009).

(d)(iii)	2009 Voting Agreement, dated as of March 26, 2009, between Amkor Technology, Inc., James J. Kim and 915 Investments, LP (incorporated by reference to the Company’s Current Report on Form 8-K filed on April 1, 2009).

(d)(iv)	Indenture, dated as of April 1, 2009, between Amkor Technology, Inc. and U.S. Bank National Association, as trustee regarding the 6.00% Convertible Senior Subordinated Notes due 2014 (incorporated by reference to the Company’s Current Report on Form 8-K filed on April 1, 2009).

(d)(v)	Indenture, dated May 4, 2010, by and between Amkor Technology, Inc. and U.S. Bank National Association, as trustee, regarding the 7.375% Senior Notes due 2018 (incorporated by reference to the Company’s Current Report on Form 8-K filed May 5, 2010).

(d)(vi)	Registration Rights Agreement, dated May 4, 2010, by and among Amkor Technology, Inc. and Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. regarding the 7.375% Senior Notes due 2018 (incorporated by reference to the Company’s Current Report on Form 8-K filed May 5, 2010).

(d)(vii)	Letter Agreement, dated May 17, 2011, between Amkor Technology, Inc., James J. Kim and 915 Investments, LP (incorporated by reference to the Company’s Current Report on Form 8-K filed May 20, 2011).

(d)(viii)	Indenture, dated May 20, 2011, by and between Amkor Technology, Inc. and U.S. Bank National Association, as trustee, regarding the 6.625% Senior Notes due 2021 (incorporated by reference to the Company’s Current Report on Form 8-K filed May 20, 2011).

(d)(ix)	Registration Rights Agreement, dated May 20, 2011, by and among Amkor Technology, Inc. and Deutsche Bank Securities Inc. and Citigroup Global Markets Inc (incorporated by reference to the Company’s Current Report on Form 8-K filed May 20, 2011).

(d)(x)	Indenture, dated September 21, 2012, by and between Amkor Technology, Inc. and U.S. Bank National Association, as trustee, regarding the 6.375% Senior Notes due 2022 (incorporated by reference to the Company’s Current Report on Form 8-K filed September 21, 2012).

(d)(xi)	Registration Rights Agreement, dated September 21, 2012, by and among Amkor Technology, Inc., Deutsche Bank Securities Inc. and UBS Securities LLC (incorporated by reference to the Company’s Current Report on Form 8-K filed September 21, 2012).

(d)(xii)	1998 Stock Plan, as amended (incorporated by reference to the Company’s Quarterly Report on Form 10-Q filed August 7, 2008).

(d)(xiii)	Form of Stock Option Agreement under the 1998 Stock Plan (incorporated by reference to the Company’s Annual Report on Form 10-K filed on March 16, 2006 (File No. 000-29472)).

(d)(xiv)	1998 Director Option Plan and form of agreement thereunder (incorporated by reference to the Company’s Registration Statement on Form S-1 filed on October 6, 1997, as amended on March 31, 1998 (File No. 333-37235)).

(d)(xv)	2003 Nonstatutory Inducement Grant Stock Plan, as amended (incorporated by reference to the Company’s Quarterly Report on Form 10-Q filed August 7, 2008).

(d)(xvi)	Amended and Restated 2007 Equity Incentive Plan (incorporated by reference to the Company’s Proxy Statement on Schedule 14A filed April 5, 2012).

(d)(xvii)	Form of Stock Option Agreement under the Amended and Restated 2007 Equity Incentive Plan (incorporated by reference to the Company’s Quarterly Report on Form 10-Q filed August 2, 2012).

Exhibit No.	Description

(d)(xviii)	Form of Restricted Stock Award Agreement under the Amended and Restated 2007 Equity Incentive Plan (incorporated by reference to the Company’s Quarterly Report on Form 10-Q filed August 2, 2012).

(g)	None.

(h)	None.

Item 13. Information Required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 15, 2013	AMKOR TECHNOLOGY, INC.

	By:	/s/ Gil C. Tily
Name: Gil C. Tily
Title: Executive Vice President, Chief
Administrative Officer, General Counsel and Corporate Secretary

Exhibit Index

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase dated May 15, 2013.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Letter to DTC Participants.

(a)(1)(iv)	Form of Letter to Clients for use by brokers, dealers, commercial banks, trust companies and other nominees.

(a)(5)	Press Release, dated May 15, 2013 (filed as an exhibit to the Company’s Current Report on Form 8-K on May 15, 2013 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934).

(b)	Second Amended and Restated Loan and Security Agreement, dated as of June 28, 2012, among Amkor Technology, Inc., its subsidiaries from time to time party thereto, the lending institutions from time to time party thereto and Bank of America, N.A., as administrative agent (incorporated by reference to the Company’s Current Report on Form 8-K filed on July 2, 2012).

(d)(i)	Voting Agreement, by and among Amkor Technology, Inc. and the Investors named therein, dated November 18, 2005 (incorporated by reference to the Company’s Annual Report on Form 10-K filed on March 16, 2006 (File No. 000-29472)).

(d)(ii)	Letter Agreement, dated March 26, 2009, between Amkor Technology, Inc., James J. Kim and 915 Investments, LP (incorporated by reference to the Company’s Current Report on Form 8-K filed on April 1, 2009).

(d)(iii)	2009 Voting Agreement, dated as of March 26, 2009, between Amkor Technology, Inc., James J. Kim and 915 Investments, LP (incorporated by reference to the Company’s Current Report on Form 8-K filed on April 1, 2009).

(d)(iv)	Indenture, dated as of April 1, 2009, between Amkor Technology, Inc. and U.S. Bank National Association, as trustee regarding the 6.00% Convertible Senior Subordinated Notes due 2014 (incorporated by reference to the Company’s Current Report on Form 8-K filed on April 1, 2009).

(d)(v)	Indenture, dated May 4, 2010, by and between Amkor Technology, Inc. and U.S. Bank National Association, as trustee, regarding the 7.375% Senior Notes due 2018 (incorporated by reference to the Company’s Current Report on Form 8-K filed May 5, 2010).

(d)(vi)	Registration Rights Agreement, dated May 4, 2010, by and among Amkor Technology, Inc. and Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. regarding the 7.375% Senior Notes due 2018 (incorporated by reference to the Company’s Current Report on Form 8-K filed May 5, 2010).

(d)(vii)	Letter Agreement, dated May 17, 2011, between Amkor Technology, Inc., James J. Kim and 915 Investments, LP (incorporated by reference to the Company’s Current Report on Form 8-K filed May 20, 2011).

(d)(viii)	Indenture, dated May 20, 2011, by and between Amkor Technology, Inc. and U.S. Bank National Association, as trustee, regarding the 6.625% Senior Notes due 2021 (incorporated by reference to the Company’s Current Report on Form 8-K filed May 20, 2011).

(d)(ix)	Registration Rights Agreement, dated May 20, 2011, by and among Amkor Technology, Inc. and Deutsche Bank Securities Inc. and Citigroup Global Markets Inc (incorporated by reference to the Company’s Current Report on Form 8-K filed May 20, 2011).

(d)(x)	Indenture, dated September 21, 2012, by and between Amkor Technology, Inc. and U.S. Bank National Association, as trustee, regarding the 6.375% Senior Notes due 2022 (incorporated by reference to the Company’s Current Report on Form 8-K filed September 21, 2012).

(d)(xi)	Registration Rights Agreement, dated September 21, 2012, by and among Amkor Technology, Inc., Deutsche Bank Securities Inc. and UBS Securities LLC (incorporated by reference to the Company’s Current Report on Form 8-K filed September 21, 2012).

(d)(xii)	1998 Stock Plan, as amended (incorporated by reference to the Company’s Quarterly Report on Form 10-Q filed August 7, 2008).

(d)(xiii)	Form of Stock Option Agreement under the 1998 Stock Plan (incorporated by reference to the Company’s Annual Report on Form 10-K filed on March 16, 2006 (File No. 000-29472)).

(d)(xiv)	1998 Director Option Plan and form of agreement thereunder (incorporated by reference to the Company’s Registration Statement on Form S-1 filed on October 6, 1997, as amended on March 31, 1998 (File No. 333-37235)).

(d)(xv)	2003 Nonstatutory Inducement Grant Stock Plan, as amended (incorporated by reference to the Company’s Quarterly Report on Form 10-Q filed August 7, 2008).

(d)(xvi)	Amended and Restated 2007 Equity Incentive Plan (incorporated by reference to the Company’s Proxy Statement on Schedule 14A filed April 5, 2012).

(d)(xvii)	Form of Stock Option Agreement under the Amended and Restated 2007 Equity Incentive Plan (incorporated by reference to the Company’s Quarterly Report on Form 10-Q filed August 2, 2012).

(d)(xviii)	Form of Restricted Stock Award Agreement under the Amended and Restated 2007 Equity Incentive Plan (incorporated by reference to the Company’s Quarterly Report on Form 10-Q filed August 2, 2012).

(g)	None.

(h)	None.